Exhibit 99.5

Exhibit 99.5

research and development Mike Murtagh USA Investor/Analyst Tour – Wednesday 18th September 2013

R&D Overview – US and Asia-Pacific FC Technology Product Performance New Products Platform Development Non-FC Technology Summary/Key Takeaways AGENDA

RESEARCH AND DEVELOPMENT OVERVIEW

Three Research Centers – US and Australia Research: Core understanding of technologies and the science behind them Development: Focused organization around implementing new technology products Resources Diverse workforce of 130 technologists Fontana R&D Sydney R&D (Rosehill) Chicago R&D (Non-FC Development) Mfg. Services/Engineering Diverse mix of scientists/engineers (30% PhD, 30% Masters, 40% Bachelors degrees) >70% with greater than 5 years service TECHNOLOGY ORGANIZATION

Enable James Hardie Product Leadership Strategy Provide a continuous pipeline of innovative new products and technologies with sustainable advantages to achieve our category and market share goals Our role is to act as the technology pipeline for the organization TECHNOLOGY STRATEGY

Enable effective development and implementation of key initiatives Ensure continuous pipeline of new concepts and ideas JH INNOVATION PROCESS

FIBER CEMENT RESEARCH AND DEVELOPMENT

James Hardie

FC STRATEGIC PRIORITIES

Product Performance

- Substrate Development
- Coatings Development
- Raw Materials Formulation
- Test Method Development
- Competitive Intelligence

Technical Support

- Best Practices/Install
- Raw Material Sourcing
- Manufacturing Process Optimization
- Zero-to-Landfill

Platform Development

- Product Smoothness
- Product Flatness
- Embossing
- Advanced Finishing
- Concealed Fastening

ENABLERS →

New Product Development

- Trim/Shapes
- ColorPlus® Development
- Reveal®
- Scyon® Extensions
- Invibe™

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FIBER CEMENT PRODUCT PERFORMANCE

James Hardie® HARDIE ZONE – ENGINEERED FOR CLIMATE

Multi-faceted approach to product durability PRODUCT DURABILITY

PRODUCT PERFORMANCE EVALUATION

HZ5® performs 5X better than generic FC in system testing Source: James Hardie internal research and testing PRODUCT PERFORMANCE

COMPETITOR ANALYSIS (OSB)

Source: James Hardie internal research and testing COMPETITOR ANALYSIS (OSB)

Source: James Hardie internal research and testing COMPETITOR ANALYSIS (VINYL)

Source: James Hardie internal research and testing COMPETITOR ANALYSIS (CFC)

Secure Supply – Pulp, Cement, Silica, et al Raw Material Sourcing New Formulations Ensure Quality Consistent Supply Universal Specs Improve Utilization Enhance Product Performance RAW MATERIAL STRATEGY

PULP PRICE INDEX

LOW DENSITY ADDITIVES

FIBER CEMENT PRODUCT/PLATFORM DEVELOPMENT

Objective: Balanced mix of step-change products/platforms and product line extensions to drive category and market share growth strategy PLATFORMS ? PRODUCTS FC PRODUCT/PLATFORM DEVELOPMENT

FC PRODUCT/PLATFORM DEVELOPMENT – US

™ ™ ™ FC PRODUCT/PLATFORM DEVELOPMENT – AUS

NON-FIBER CEMENT PRODUCT/PLATFORM DEVELOPMENT

Strategy: Evaluate emerging technologies for fit with current and future JH business Color Expertise Develop internal top-coat expertise to support ColorPlus® technology Shapes Product Line Test launch of shapes product line with non–FC technology Product offers similar performance and value propositon as FC against wood and PVC Long-term manufacturing capability initiated Pultrusion Technology Develop fiberglass pultrusion as an entry vehicle into a new building product segment NON-FC PRODUCT/PLATFORM DEVELOPMENT

Chicago Technology Center has been operational since Q4 FY13 Resources Lab capability Pilot line capabilities COLOR EXPERTISE

Shapes Multiple shapes developed and launched in test markets for product evaluation Sales in current test markets up 76% vs. PYTD Long-term manufacturing capability initiated Product offers similar performance and value propositon as FC against wood and PVC Pultrusion Pultrusion technology development towards entering new building product segments in the future R&D mainly focusing on fiberglass raw materials, process & current OEM product support SHAPES & PULTRUSION

Ensuring Product Performance JH products demonstrate superior durability vs. the competition Maintaining Product Leadership Differentiated products are being created to enable future PDG vs. wood and vinyl options Enabling Platforms New FC and Non-FC platforms are being developed to enable future business growth Aligned with Corporate Strategy R&D acts as the technology pipeline for JH and is well-aligned with the company’s overall category and market share growth strategy SUMMARY/KEY TAKEAWAYS

QUESTIONS?